Exhibit 3.2

NOTE ABOUT TRANSLATION:

This document is an English translation of a document in Italian language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Italian text will govern by law. In this translation, Italian legal concepts are expressed in English terms and not in their original Italian terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

UNOFFICIAL ENGLISH TRANSLATION OF THE BYLAWS OF ERMENEGILDO ZEGNA HOLDITALIA S.P.A.

BYLAWS

of the company “ERMENEGILDO ZEGNA HOLDITALIA – S.p.A.”, with headquarters in Trivero (BI).

* * *

INCORPORATION – HEADQUARTERS – DURATION

Art. 1)

A joint stock company named “ERMENEGILDO ZEGNA HOLDITALIA – S.p.A.” is hereby incorporated.

Art. 2)

The company headquarters is in Trivero (BI).

The Executive Body shall be authorized to open or close secondary offices, warehouses, offices, agencies and representations elsewhere, and to transfer the registered office within national territory.

Art. 3)

The duration of the company is until 31st December (thirty-first) of the year 2030 (two thousand thirty).

CORPORATE PURPOSE

Art. 4)

The activities that constitute the corporate purpose of the company is:

a) the acquisition of equity in other companies or organizations operating in the high-end fabrics and clothing market, in order to manage on its own behalf and not for purposes of alienation, and thus not vis-à-vis the public; the technical, economic and financial coordination of the companies or organizations in which it holds equity, directly or indirectly.

The coordination of the activities of the group of enterprises consisting of the company and its subsidiaries must be oriented towards the pursuit of economic and financial benefits, which, in terms of the independence of the individual companies, may result from a proper collaboration inspired by the criteria of rationality, efficiency and growth;

b) the provision of data processing services, advertising, market research and studies, management controls and other kinds of administrative and commercial services for the companies or organizations referred to in point (a), above;

c) the provision of brokerage services as an agent with or without representation;

d) the buying and selling, management, leasing and renting of properties and assets of all kinds;

e) the operation of hotel and restaurant businesses, both directly and indirectly, through investee companies or through business leasing;

f) the operation, directly or through investee companies, of sports facilities and ski resorts in specific.

The company may grant endorsements, bank guarantees, liens and personal and real guarantees and may allow for transcriptions and annotations, all in the interest of third parties and for commitments of its own and of other members of its corporate group.

The company may also carry out any real or personal property transactions or financial transactions as deemed necessary and appropriate in pursuit of the corporate purpose, excluding only those activities prohibited by law or legally reserved for specific entities, and activities for which legal performance requires a corporate legal standing or attribute not possessed by the company.

As for the activities included in the corporate purpose and possibly classified among those foreseen by Law no. 197 of 07/05/1991 and Legislative Decree no. 385 of 09/01/1993, the company may only operate within its corporate group and not vis-à-vis the public.

CAPITAL

Art. 5)

The share capital is Euro 4,300,000.00 (four million three hundred thousand and zero cents) and is broken down as follows:

a) Euro 4,299,693.00 (four million two hundred ninety-nine thousand six hundred ninety-three and zero cents) into 4,299,693 (four million two hundred ninety-nine thousand six hundred ninety-three point zero zero) ordinary shares, with a nominal value of Euro 1.00 (one point zero zero) each (hereinafter, the “Ordinary Shares”) ;

b) Euro 307.00 (three hundred seven and zero cents) into 307 (three hundred seven) Special Shares of category “A”, pursuant to and for the effects of Art. 2348, second paragraph, Civil Code, with a nominal value of Euro 1.00 (one point zero zero) each (hereinafter the “Special Shares”), with the characteristics and rights indicated in Article 6 of these bylaws and collectible and convertible into ordinary shares, in accordance with the provisions of Article 8 of these bylaws.

The share capital may be increased by resolution of the shareholders, including contributions in kind. The company, while not permitted to collect deposits and in accordance with the current laws and regulations on the matter, has the right to collect from its own shareholders the funds necessary to achieve the corporate purpose, even disproportionally to the shares possessed, in the form of payments or in the form of interest-bearing or non-interest bearing loans.

SHARES

Art. 6)

Ordinary Shares and Special Shares (Special shares, if issued and as defined below, jointly with the Ordinary Shares, collectively referred to as the “Shares”) have the same characteristics and grant the same rights, except as set forth in these bylaws.

Ordinary Shares are ordinary shares accompanied by the administrative and asset rights foreseen by Articles 2350 and 2351, Civil Code.

Special Shares, pursuant to and for the effects of Art. 2348,

second paragraph, Civil Code, have the following characteristics and grant the following rights:

a)     they are reserved for physical persons who, as of the date they became a shareholder, are employees, partners and/or members of the Board of Directors of the company and/or companies from the group that answer to the company, as identified by the Board of Directors, or fiduciary companies indicated by the physical persons themselves (hereinafter the “Subjective Requirements”);

b)     they have no voting rights for shareholder assembly resolutions in ordinary or extraordinary sessions;

c)     they attribute the right to a proportional portion of the profits being considered for distribution and the equity resulting from the liquidation under the terms of Article 31, below, and, in the event of liquidation or reduction of the company’s share capital, they give the right to the reimbursement of share capital under the terms of Article 34, below;

d)     they may be redeemed pursuant to Article 8 of these bylaws;

e)     they may be converted into Ordinary Shares pursuant to this article and Article 8 of the bylaws;

f)     they may be transferred in accordance with the terms and conditions of this article;

g)     they do not include any right to first refusal.

Without prejudice to the provisions of Article 8, below, Special Shares may not be transferred inter vivos, for payment or free of charge, for a period of three years from the date when the Special Shares are transferred from the Company, thereby losing their nature as own shares, although they may be transferred from the Company. After said term, the circulation of Special Shares shall still be subject to the restrictions specified below.

Shares (Ordinary and/or Special) may not be transferred to third parties for payment or free of charge, nor applied as a guarantee, without the consent of the shareholders assembly.

Said consent may only be denied if the potential buyer:

a) has in its own corporate purpose, or effectively, continuously and professional performs one of the characteristic activities being performed, at the time when consent to transfer is requested, by the company or by its subsidiaries and affiliates;

b) belongs to a group of enterprises which includes a company with a corporate purpose that contains activities included among those listed above and that actually engages in said activities;

c) is either a fiduciary company that does not declare - under its own responsibility, even asset-related - not to appear on behalf of subjects that are subject to the conditions of letters (a) and (b);

d) is any other subject that does not declare - under its own responsibility, even asset-related - not to appear on behalf of other subjects subject to the conditions listed under letters (a) and (b);

e)    for Special Shares, when a potential buyer fails to meet the Subjective Requirements.

When consent is not granted for one of the reasons listed in the preceding paragraph, the alienation of the shares or the creation of real rights of use or guarantees thereto shall not take place, and if created, shall not be enforceable against the company.

A shareholder who wishes to transfer some or all of the ownership rights to its shares or to create real rights of use or guarantee on them must first offer the rights for pro-rated first refusal to the ordinary shareholders by means of registered mail with notice of receipt, which must be sent to their respective addresses for service indicated in the book of shareholders and in copy to the Board of Directors, indicating the object of the offer, the price or value, the name of the counterparty and the other contractual terms and conditions.

Within 6 (six) months of mailing said registered letter, as referred to above, other shareholders (if ordinary) who intend to buy the shares or rights must, under penalty of expiration, inform the offering shareholder, in copy to the Board of Directors, via registered mail with notice of receipt, of their acceptance or commitment to buy the non-optioned shares or rights.

The right to first refusal may be exercised for some or all shares being offered.

When the exercise of the right to first refusal concerns only a portion of the entire stake being offered, the price applied shall be determined in proportion to the price requested for the entire stake.

The shareholder proposing the sale must - within thirty days after the deadline for exercising the right to first refusal, via registered mail with notice of receipt - provide the Board of Directors with a request for permission to enter the proposed agreement under the terms and conditions indicated in the offer with the third party that must be identified, in relation to the shares not claimed under the right of first refusal. This deadline is required under penalty of expiration. The Board of Directors first examines the case and then calls a shareholders assembly for the deliberations referred to in the fifth paragraph.

After obtaining the consent of the shareholders assembly, the shareholder is free to alienate the shares or to create real rights based on them in favor of the designated third party and within six months of the resolution by the shareholders assembly, on penalty of the unenforceability of the agreement vis-à-vis the company.

The Special Shares for which the right to first refusal was exercised are automatically converted into the same number of Ordinary Shares.

As much in the case of the creation of real rights to use or guarantees on the shares as in the case of a transfer of ownership, should the shareholders assembly disapprove, it may present the requesting shareholder with a different contractual party, who shall enter the proposed agreement under the same economic and contractual terms and conditions examined by the shareholders assembly.

Should the assembly - in the presence of a potential buyer other than one of the subjects indicated in the sixth paragraph - limit itself to disapproving without presenting a different contractual party, the shareholder who proposed the transfer shall have the right to withdraw in accordance with the law.

The Special Shares may be transferred mortis causa, without prejudice to the provisions of Article 8, below. The procedure under this article may be waived, for a single transfer transaction, by written consent of all interested parties.

SPECIAL SHAREHOLDERS ASSEMBLIES

Art. 7)

Each holder of Shares has the right to participate in special assemblies of a category that is convened, where provided, to approve resolutions by the general assembly that are detrimental to the category rights pursuant to Article 2376, Civil Code.

The eligibility to speak and vote in special assemblies is regulated by the rules established, by law and by these bylaws, for the general assembly. Special Assemblies are subject to the provisions for Extraordinary Assemblies.

Resolutions to issue new special shares with the same characteristics as those already in circulation - even when disproportional to the subdivision of share capital into the various existing share categories, and through the issuance of shares belonging only to some of the existing categories - does not require the approval of any special assembly pursuant to Art. 2376, Civil Code, without prejudice to the option rights for all shares into which the capital is subdivided.

REDEMPTION OF SPECIAL SHARES

Art. 8)

The Special Shares held by each shareholder are redeemable by the company and by the subjects indicated in the fifth paragraph, below, in the event of the death of a shareholder or when a shareholder, for any reason, ceases to meet the ownership eligibility conditions indicated in Article 6 of these bylaws.

The right to redemption must be exercised, under penalty of expiration, within 30 (thirty) days after the expiration of the 6 (six) month time period after the company learns of the event that allows for redemption. The redemption value of the shares pursuant to this Article 8 is equal to the value determined as follows: Ebitda * 9

For purposes of this article, the Ebitda (Earnings before interests, taxes, depreciations and amortizations) shall be as shown on the most recent consolidated financial statements approved and certified by an independent Third-Party Auditor of accounts.

The related amount shall be paid to the shareholder within 30 (thirty) days of when the right to redemption described herein is exercised.

Redemption may take place:

a) with the company itself buying the shares, in the presence of the preconditions and quantitative limits under Arts. 2357 et seq., Civil Code;

b) if the Board of Directors decides to do so, with the redeemed shares being purchased by some other subject which the Board of Directors identifies among the ordinary shareholders, in accordance with the rules of Art. 6 in terms of the right of first refusal.

If the company buys Special Shares when the right to redemption is exercised, the redeemed shares shall be automatically converted into the same number of Ordinary Shares.

The payment owed to the shareholder as the owner of the redeemed shares is made available at the corporate headquarters.

The Redemption becomes effective on the date of purchase or nullification of the redeemed shares.

The successful exercise of the Redemption right is recorded in the book of shareholders.

Art. 9)

Apart from the situations provided elsewhere under these bylaws, the shareholders may only withdraw from the company under the circumstances and conditions identified expressly by law as causes for withdrawal. The terms and procedures for exercising the right to withdrawal are dictated by current legal standards.

The liquidation value shall be determined in accordance with Art. 2437 ter – fourth paragraph, Civil Code, in reference to entries on the consolidated financial statements prepared by applying Italian accounting standards and approved by the Board of Directors, using the following formula:

MV = (EBITDA x multiple) – PFN – Third party Minorities + Zegna Minorities

MV = Value of the company’s Financial Capital;

EBITDA = mathematical mean of the actual earnings before interests, taxes, depreciations and amortizations based on the consolidated financial statements for Ermenegildo Zegna Holditalia S.p.A. and Subsidiaries for the year in progress at the time of valuation and the two preceding years, calculated as follows:

Difference between the value and cost of production

+ depreciation of intangible fixed assets

+ depreciation of tangible fixed assets

+ other devaluations of fixed assets

= EBITDA

Multiple = Pre-selected multiple: 9 (nine)

PFN = Net Financial Position = Gross Financial Debt – Cash and short-term financial assets.

The Gross Financial debt represents the sum of the following payables categories, when contracted on a payment basis: Bonds

+ Payables to banks

+ Payables to other lenders

= Gross Financial Debt

From which Cash and short-term financial assets are subtracted, calculated as follows:

Total cash position

+ Other Securities, should they include short-term financial assets, that are easily monetized

= Cash and short-term financial assets

The financial statements of reference are the consolidated financial statements of Ermenegildo Zegna Holditalia S.p.A. and Subsidiaries for the year in progress at the time of valuation.

Third party Minorities

Third-party equity as shown on the consolidate financial statements for Ermenegildo Zegna Holditalia S.p.A. and Subsidiaries for the year in progress at the time of valuation.

Zegna Minorities

Any minority stakes held by the Company shall be valuated by applying the same formula to the information for the company being examined and calculating the value of the stake held by the Company.

Art. 10)

The shares are indivisible and whenever held jointly by co-owners, the rights must be exercised by a joint representative.

BONDS – FINANCIAL INSTRUMENTS – ALLOCATED ASSETS

Art. 11)

The company may issue bonds that are registered or bearer, convertible or non-convertible.

The shareholders assembly deliberates on the procedures for placement and extinction of the bonds.

The company may issue financial instruments of any kind, in accordance with the relevant laws and regulations. The Board of Directors is responsible for the resolution on the issuance of said financial instruments.

Art. 12)

The company may, with a corresponding resolution by the extraordinary assembly, allocate assets for specific purposes in accordance with the methods and restrictions established by law.

The company may also allocate only the profits from a deal for purposes of reimbursing the financing agreements associated with that specific deal.

SHAREHOLDERS ASSEMBLIES

Art. 13)

A shareholders assembly represents all shareholders and its resolutions, which are made in accordance with the law and these bylaws, are binding for all shareholders.

The shareholders assembly may be ordinary or extraordinary, in accordance with the law.

It may also be convened outside of corporate headquarters.

The ordinary shareholders assembly for examining the financial statements for the fiscal year must be called within one hundred twenty days of the end of said fiscal year. When the company is required to prepare consolidated financial statements, however, or in the event of special needs linked to the purpose and structure of the company, the ordinary shareholders assembly for examining the financial statements for the year may be called within one hundred eighty days of the end of said fiscal year. The reason for the delay shall be indicated in the report foreseen by Art. 2428, Civil Code. The shareholders assembly, whether ordinary or extraordinary, may also be held via teleconferencing or videoconferencing, as long as the following criteria are met:

•	the President of the Shareholders Assembly is able to ascertain the identity and validity of the participants, regulate the conduct of the meeting and proclaim the results of voting;

•	the minute-taker is able to follow the events being recorded adequately;

•	the participants are able to take part in the discussion and simultaneous voting on the items on the agenda;

•

the call to meeting identifies (unless it is a meeting of the entire shareholding) the audio-video locations connected by the company, where the participants may gather, with the meeting being recorded as having taken place where the President and the minute-taker are located;

•	all the above in accordance with the collegial method and the principles of good faith and equality of shareholders.

Art. 14)

Each ordinary share is entitled to one vote.

Art. 15)

Calls to assembly are issued by sending a notice containing the items on the agenda to the parties entitled to participate by a means that documents successful receipt at least eight full days before the date scheduled for the meeting.

The same notice may indicate a second meeting date, in the event the first meeting is not attended.

Shareholders assemblies may still be valid, even when not called as described above, as long as the entire share capital is represented and a majority of acting directors and acting members of the Board of Statutory Auditors are in attendance, and as long as no one opposes discussion of the items on the agenda because they were not sufficiently informed. The Directors and Auditors who are absent must still receive the information required by law.

Art. 16)

Every shareholder who has the right to speak at the shareholders assembly may be represented by written delegation, even by non-shareholders, in accordance with the provisions of Art. 2372 Civil Code. The President of the shareholders assembly determines the right to speak at the shareholders assembly, even by delegation.

Art. 17)

The shareholders assembly is presided over by the Chairman of the Board of Directors or, if absent, by the Deputy Chairman, or by one of the two Deputy Chairmen, with precedence based on seniority by age.

If the Deputy Chairman or both Deputy Chairmen are absent, then the shareholders assembly shall be presided over by someone else designated by the Board of Directors or, otherwise, by the assembly itself.

Art. 18)

Resolutions by the shareholders assembly are valid when made with the attendance and majorities indicated under Art. 2368 Civil Code and, in the event of second convocation, by Art. 2369 Civil Code.

When the law deems an absolute majority of voting members to be sufficient for resolutions to be valid, this majority is calculated without counting voting abstentions.

Appointments to executive offices are made by roll call or by raising of hands or by name cards and, in the latter two cases, by simple majority.

Art. 19)

The shareholders assembly appoints a Secretary, who need not be a shareholder, and selects, if deemed necessary, two scrutineers from among the shareholders or the auditors. Resolutions by the shareholders assembly are documented in the form of minutes signed by the President, the Secretary and by the scrutineers, if there are any.

In the situations specified by law or when deemed appropriate by the Board, the minutes are taken by a Notary chosen by the Board.

MANAGEMENT

Art. 20)

The company is managed by a Board of Directors composed of five to nine members. The shareholders assembly is entitled to increase or decrease the number of directors during the appointment period and within the limits of this section.

The shareholders assembly called upon to elect the executive body shall appoint the Chairman and one or two Deputy Chairmen.

The directors serve in office for the term established by the shareholders assembly, but for no more than three years. They leave office and are replaced in accordance with the law.

Art. 21)

The Deputy Chairman, or the two Deputy Chairmen jointly, are charged with handling relations with subsidiary companies for purposes of coordinating the activity of the group of companies consisting of Ermenegildo Zegna Holditalia and its subsidiaries.

While performing the duties indicated above, the Deputy Chairman or the two Deputy Chairmen must act in accordance with the executive instructions given to them by the Board of Directors in harmony with the underlying guidelines expressed by the shareholders assembly.

The Deputy Chairman or Deputy Chairmen shall also be tasked with collecting all information from the subsidiaries and supplying the Board of Directors with every element needed to prepare, as required by law, the consolidated financial statements and the related annual report, and also for preparing the drafts of these documents.

The Deputy Chairman or Deputy Chairmen substitute for the Chairman in the event of absence or temporary impediment.

Art. 22)

The Board of Directors, at its discretion, may elect one or more Chief Executive Officers from among its members and specify their duties and powers, circumscribing their responsibilities by corporate activity sectors and functions.

The Board deliberates on the remuneration for its members pursuant to Art. 2389, Civil Code.

The offices of Chairman and the Deputy Chairman are compatible and accumulable with the office of Chief Executive Officer.

Art. 23)

The Board meets at company headquarters, or elsewhere, whenever the Chairman or at least two of its members consider it necessary.

Art. 24)

Board meetings are called by the Chairman, or whoever is standing in for him, by means of a letter to be mailed to each acting Director and Auditor at least three full days before the meeting and, in cases of urgency, via telegram, telefax or electronic mail, to be sent at least one day beforehand.

Board meetings may be still considered valid, even without the call to meeting described above, when all acting directors and auditors are in attendance.

Board meetings shall be considered validly convened even when held via teleconferencing or videoconferencing, as long as:

•	all participants can be identified by the Chairman and all other participants;

•	they are able to follow the discussion and interject in real time while the topics are being discussed;

•	they are able to exchange documents related to these topics; and

•	all the above is acknowledged in the related minutes.

After confirming these conditions, the meeting of the Board of Directors is recorded as having been held in the place where the Chairman is located, which is where the Secretary for the meeting must be located, as well, to allow for drafting of the related minutes.

Art. 25)

The actual presence of a majority of acting members is required for the resolutions by a Board meeting called in accordance with the first paragraph of Art. 24 to be considered valid.

Resolutions are made by an absolute majority of votes of those present.

In the event of a tie, the Chairman casts the deciding vote.

Art. 26)

Board members are entitled to the reimbursement of any expenses incurred as a result of their office.

The shareholders assembly may also assign an annual salary to the members of the Board.

Art. 27)

The Board of Directors is vested with the powers of ordinary and extraordinary management of the company.

Without prejudice to the directors’ sole responsibility, the Board of Directors must first obtain authorization from an ordinary shareholders assembly in advance before carrying out the following acts:

a) transferring, in any form, or granting the licensing or use of the ZEGNA trademark, except for the execution of franchising agreements;

b) definition of guidelines for voting to be expressed in the shareholders assemblies of subsidiaries, concerning:

•	changes in company name;

•	transformation;

•	early dissolution;

•	transfer of corporate headquarters abroad;

•	issuance of preferred stock;

•	transfer, in any form, or granting the licensing or use of the ZEGNA trademark or other trademarks it owns, except for the execution of franchising agreements.

•	the dividend distribution policies of the subsidiaries.

Art. 28)

Signature power and corporate representation are assigned to the Chairman of the Board of Directors and, in the event of absence or temporary impediment, to the Deputy Chairman or to each Deputy Chairman, and to the chief executive officers, within the limits of the powers granted to them.

BOARD OF STATUTORY AUDITORS AND ACCOUNTING CONTROLS

Art. 29)

The Board of Statutory Auditors serves the functions attributed to it by law. It is composed of three acting Auditors (one of which serves as Chairman) and two substitute Auditors, which are appointed by the ordinary shareholders assembly for three fiscal years.

Meetings of the Board of Statutory Auditors may also be held by electronic means, as long as the methods and procedures indicated above in Art. 24 – third paragraph – for meetings of the Board of Directors are satisfied.

The auditing of accounts is carried out by an account auditor or an auditing firm chosen by the ordinary shareholders assembly and appointed for three fiscal years.

FINANCIAL STATEMENTS AND PROFITS

Art. 30)

The fiscal years end on 31 December (thirty-one) of each year.

At the end of each fiscal year, the executive body proceeds to draft the financial statements, as required by law.

Art. 31)

The net profit, unless otherwise indicated by an assembly resolution, is allocated and distributed as follows:

a) 5% (five percent) is allocated to the legal reserve until it reaches one fifth of the share capital; then

b) proportionally distributed to the Ordinary Shares and to the Special Shares, based on the percentage of share capital they represent, for up to Euro 5.00 (five point zero zero) per share;

c) any excess profit shall be distributed to the Ordinary Shares, unless otherwise instructed by the shareholders assembly.

For this purpose, the profit (in the maximum) distributed to special shareholders - which is to be pro-rated for each special shareholder based on the number of Special Shares held relative to the total number of Special Shares in circulation - shall be determined as follows: Euro 5.00 (five point zero zero) per share per fiscal year.

Dividends shall only be paid to the possessors of shares when said dividends fall within the overall limits on distributable profits shown on the company’s financial statements.

Art. 32)

Dividends are paid to the accounts designated by the executive body and within the time limit set by said body for this purpose.

Art. 33)

Dividends not collected within five years of when they become collectible shall be reverted to the company.

DISSOLUTION

Art. 34)

Should the company be dissolved at any time, for any reason, the shareholders assembly shall determine the liquidation procedures and appoint one or more liquidators and specify their powers.

DEFERRAL

Art. 35)

Any matters not foreseen in these bylaws shall be governed by the relevant laws in force.